TRENT

ENVIRONMENTAL LEADERSHIP

RECEIVED

2004 SEP 20 P 12:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

8 September 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

[redacted]

04036986

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED

SEP 22 2004

THOMSON FINANCIAL

			Document released to:					
Document Details	**Category**	**Document Date**	**LSE/ UKLA**	**Registrar of Companies**	**Shareholders**	**Press release**	**SEC**	**Comments**
Purchase of SIP shares by Directors	SE Announcement	03-Aug-2004	✓				✓	Filed with SEC on 3 August 2004
Notification of Increase in Substantial Shareholding	SE Announcement	16-Aug-2004	✓				✓	Filed with SEC on 16 August 2004
88(2) - Various - 4,976 shares	Co House Forms	11-Aug-2004		✓				
88(2) - TD Waterhouse Nominees & FHF Nominees - 18,840 shares	Co House Forms	17-Aug-2004		✓				
88(2) - Various - 12,294 shares	Co House Forms	24-Aug-2004		✓				
88(2) - Various - 4,689 shares	Co House Forms	24-Aug-2004		✓				
88(2) - TD Waterhouse Nominees & FHF Nominees - 14,722 shares	Co House Forms	24-Aug-2004		✓				
Resolutions passed at ST Plc AGM	Co House Resolutions	27-Jul-2004	✓	✓				
Amended Articles of Association of Severn Trent Plc	Co House Resolutions	27-Jul-2004	✓	✓				
Resolutions passed at ST Plc AGM not concerning Ordinary Business	Obligatory Ann	27-Jul-2004	✓					

Company No: 2366619

The Companies Act 1985

A Company Limited By Shares

SEVERN TRENT PLC

At the Annual General Meeting of the Company held on 27 July 2004, at the National Exhibition Centre, Birmingham B40 1NT, the following resolutions, not concerning the ordinary business of the Annual General Meeting (as defined in the FSA Listing Rules) were passed:-

1. **THAT** the remuneration report for the year ended 31 March 2004 be and is hereby approved.

2. **THAT** that Articles of Association of the Company be amended by the adoption of the amendments to Articles 46, 52, 68, 73, 76, 80, 83, 84, 86, 96, 102, 127, 135, 136, and 152 highlighted in the revised print of the Articles of Association produced to the meeting and initialled by the Chairman for the purpose of identification only.

3. **THAT** the Company is generally and without conditions authorised for the purposes of Part XA of the Companies Act 1985 (as amended) to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of that Act) provided that:

   (a) the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £50,000;

   (b) this authority will last from today until the Company's Annual General Meeting in 2005 unless previously renewed, varied or revoked by the Company in general meeting; and

   (c) the Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

4. **THAT** the Company's subsidiary, Severn Trent Water Limited, is generally and without conditions authorised for the purposes of Part XA of the Companies Act 1985 (as amended) to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of that Act) provided that:

   (a) the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £50,000;

   (b) this authority will last from today until the Company's Annual General Meeting in 2005 unless previously renewed, varied or revoked by the Company in general meeting; and

(c) Severn Trent Water Limited may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

5. **THAT** the Company's subsidiary, Biffa Waste Services Limited, is generally and without conditions authorised for the purposes of Part XA of the Companies Act 1985 (as amended) to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of that Act) provided that:

(a) the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £25,000;

(b) this authority will last from today until the Company's Annual General Meeting in 2005 unless previously renewed, varied or revoked by the Company in general meeting; and

(c) Biffa Waste Services Limited may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

6. **THAT** the Company's subsidiary, Biffa Treatment NV, is generally and without conditions authorised for the purposes of Part XA of the Companies Act 1985 (as amended) to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of that Act) provided that:

(a) the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £25,000;

(b) this authority will last from today until the Company's Annual General Meeting in 2005 unless previously renewed, varied or revoked by the Company in general meeting; and

(c) Biffa Treatment NV may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

....

Chairman

Company No: 2366619

The Companies Act 1985

A Company Limited By Shares

SEVERN TRENT PLC

At the Annual General Meeting of the Company held on 27 July 2004, at the National Exhibition Centre, Birmingham B40 1NT, the following resolutions were passed:-

Ordinary Resolution

1. **THAT** the authority conferred on the Directors to allot relevant securities as defined in section 80 of the Companies Act 1985 (as amended) be renewed for the period ending on the date of the Annual General Meeting in 2009 or on 26 July 2009, whichever is the earlier, and the maximum amount of relevant securities which the Directors may allot during this period shall be £74,327,058.

Special Resolutions

2. **THAT** the power to disapply the pre-emption provisions of section 89 of the Companies Act 1985 (as amended) and to allot equity securities (within the meaning of section 94 of that Act) for cash pursuant to Resolution 12 or by way of a sale of treasury shares be renewed for a period ending on the date of the Annual General Meeting in 2005 or 26 October 2005, whichever is the earlier, and the maximum amount of equity securities which the Directors may so allot (other than in connection with a rights issue) shall be £11,261,675.

3. **THAT** the Company is authorised generally and without conditions to make market purchases (as defined in section 163(3) of the Companies Act 1985) (as amended) of its ordinary shares of $65^{5/19}$ pence each, but:

   the Company may not purchase more than 34,511,587 ordinary shares;

   the Company may not pay less than $65^{5/19}$ pence for each ordinary share;

   the Company may not pay, in respect of each ordinary share, more than 5% over the average of the middle market price of the ordinary shares based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which the company buys the shares;

   this authority will last from today until the Company's next Annual General Meeting in 2005 or 26 October 2005, whichever is the earlier; and

   the Company may agree, before the authority ends, to purchase ordinary shares where the purchase is or may be completed (fully or partly) after the authority ends.

4. **THAT** the Articles of Association of the Company be amended by the adoption of the amendments to Articles 46, 52, 68, 73, 76, 80, 83, 84, 86, 96, 102, 127, 135, 136, and 152 highlighted in the revised print of the Articles of Association produced to the meeting and initialled by the Chairman for the purpose of identification only.

....

Chairman

Company Number: 2366619

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

SEVERN TRENT Plc

Incorporated the 1st day of April, 1989

(as last amended on 27 July 2004)

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

SEVERN TRENT Plc

PART I - PRELIMINARY

Interpretation

1 (A) The headings hereto shall not affect the construction hereof, and in these Articles unless there be something in the subject or context inconsistent therewith:

"**Act**" means, subject to paragraph (B) of this Article, the Companies Act 1985;

"**address**" in relation to electronic communications, includes any number or address used for the purposes of such communications;

"**Auditors**" means the auditors for the time being of the Company or, in the case of joint auditors, any of them;

"**these Articles**" means the Articles of Association of the Company from time to time in force;

"**clear days**" in relation to a period of notice means that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"**communication**" means the same as in the Electronic Communications Act 2000;

"**Company**" means Severn Trent Plc;

"**Directors**" means the directors for the time being of the Company;

"**dividend**" includes bonus;

"**electronic communication**" means the same as in the Electronic Communications Act 2000;

"**holder**" means in relation to shares, the Member whose name is entered in the Register as a holder of those shares;

"**in writing**" and "**written**" includes printing, lithography, telex and facsimile transmissions and other modes of representing and reproducing words in a visible form;

"**Member**" means a member of the Company;

"**month**" means calendar month;

"**Office**" means the registered office for the time being of the Company;

"**Ordinary Shares**" means all shares in the capital of the Company;

"**paid up**" includes credited as paid up;

"**present in person**" includes presence of a company by a duly authorised representative;

"**Recognised Person**" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated as mentioned in Section 185(4) of the Act;

"**Register**" means the Register of Members to be kept pursuant to Section 352 of the Act;

"**Seal**" means the common seal of the Company or any official seal that the Company may have pursuant to the provisions of the Act;

"**Secretary**" includes an assistant, deputy or joint secretary, and any person appointed by the Directors to perform the duties of the Secretary;

"**Subsidiary**" has the same meaning as in Section 736 of the Act;

"**UK Listing Authority**" means the Financial Services Authority as the competent authority for listing in the United Kingdom under Part IV of the Financial Services Act 1986;

"**the Uncertificated Securities Regulations**" means subject to paragraph (B) of this article, the Uncertificated Securities Regulations 1995.

(B) In these Articles:

reference to other and otherwise shall not be construed eiusdem generis where a wider construction is possible;

references to a share being in uncertificated form are references to that share being an uncertificated unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a security, provided that any reference to a share in uncertificated form applies only to a class which is, for the time being, a participating security, and only for so long as it remains a participating security;

references to a power are to a power of any kind, whether administrative, discretionary or otherwise;

references to a Committee of the Directors are to a Committee established in accordance with these Articles, whether or not comprised wholly of Directors;

words importing the singular number include the plural number and vice versa;

words importing the masculine gender only include the feminine and neuter gender;

words importing persons include corporations and unincorporated bodies of persons;

words and expressions defined in the Act or the Uncertificated Securities Regulations (as the case may be) shall, unless the context otherwise requires, have the same meanings in these Articles; and

a reference to any statute or provision of a statute includes a reference to any statutory modification or re-enactment of it for the time being in force.

Table "A" not to apply

2 None of the regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 as amended by the Companies (Tables A to F) (Amendment) Regulations 1985 shall apply to the Company.

PART II - SHARE CAPITAL

Company Share Capital

3 The share capital of the Company is £339,483,121 $^{67}/_{95}$ divided into 520,175,751 Ordinary Shares of 65 $^{5}/_{19}$ pence each.

Allotment of Shares

4

(A) Subject to the authority of the Company in General Meeting required by the Act, the Directors shall have unconditional authority to allot (with or without conferring rights of renunciation), grant options over, offer or otherwise deal with or dispose of any unissued shares of the Company (whether forming part of the original or any increased

capital) or rights to subscribe for or convert any security into shares to such persons, at such times and for such consideration and generally upon such terms and conditions with such rights and privileges attached thereto and subject to such restrictions as the Directors may determine (but so that no shares shall be issued at a discount).

(B) For the purposes of these Articles, a share in the capital of the Company is deemed paid up (as to its nominal value or any premium on it) in cash, or allotted for cash, if the consideration for the payment up or allotment is cash received by the Company, or is a cheque received by it in good faith which the Directors have no reason for suspecting will not be paid, or is a release of a liability of the Company for a liquidated sum, or is an undertaking to pay cash to the Company at a future date.

Shares may be issued subject to different conditions as to calls

5 The Directors may make arrangements on the allotment or issue of shares for difference(s) as between the allottees or holders of such shares in the amount of calls to be paid and the time of payment of such calls.

Payment of commission

6 In addition to all other powers of paying commissions, the Company may exercise the powers conferred by the Act of paying commissions to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company. Subject to the provisions of the Act, such commission may be satisfied by payment of cash or by the allotment of fully or partly paid shares or the grant of an option to call for an allotment of shares or in any combination of such methods. The Company may also on any issue of shares pay such brokerage as may be lawful.

Trusts not recognised

7 Except as otherwise provided by these Articles or as required by law, the Company shall be entitled to treat the holder of any share as the absolute owner thereof, and accordingly shall not be required to or be bound to recognise any equitable, contingent, future, partial or other claim to or interest in any share on the part of any other person.

Joint holders

8 The Company shall not be bound to register more than four persons as the joint holders of any share.

Shares in uncertificated form

8A Without prejudice to any powers which the Company or the Directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to, shares and other securities in any form:

(i) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted; and

(ii) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph (i) of this article or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form.

Separate holdings

8B Notwithstanding anything else contained in these Articles, where any class of shares is, for the time being, a participating security, unless the Directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated and uncertificated form shall be treated as separate holdings.

THE SPECIAL SHARE

9 Article deleted by special resolution passed at Annual General Meeting held on 30 July 1996.

CERTIFICATES

Certificates

10 The certificates of title to shares in certificated form shall be issued under the Seal, or bearing an imprint or representation of the Seal or such other form of authentication as the Directors may determine.

Members right to certificates

11 (A) Subject to paragraph (B) of this article, every holder of shares in the Company (except a Recognised Person in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled within the time specified by the Act and without payment to one certificate for all the shares registered in his name, or in the case of shares of more than one class being registered in his name, to a separate certificate for each class of shares so registered, and where a holder transfers part of the shares of any class registered in his name he shall be entitled without payment to one certificate for the balance of shares retained by him and registered in his name. Upon request and upon payment for every certificate after the first of such reasonable sum as the Directors may determine, every holder of shares in the Company shall be entitled to receive several certificates for shares (being shares of one class) registered in his name, and every such holder shall be entitled to receive one certificate in substitution for several certificates for shares (being shares of one class) registered in his name upon surrender to the Company of all the share certificates representing such shares. Every such certificate for shares shall specify the number and class and the distinguishing numbers (if any) of the shares in respect of which it is issued and the amount paid up thereon.

(B) Paragraph (A) of this article shall not apply to shares in uncertificated form.

As to issue of a new certificate in place of one defaced, lost or destroyed

12 If any certificate be worn out or defaced then, upon delivery thereof to the Directors, they may order the same to be cancelled and may issue a new certificate in lieu thereof, and if any certificate be lost or destroyed, then, upon proof thereof to the satisfaction of the Directors and on such indemnity with or without security as the Directors deem adequate being given, a new certificate in lieu thereof shall be given to the party entitled to such lost or destroyed certificate.

Costs

13 Every certificate issued under the last preceding Article shall be issued without payment, but there shall be paid to the Company a sum equal to any exceptional expenses incurred by the Company in investigating the position generally and in preparing any such indemnity and security as is referred to in that Article.

To which of the joint holders certificates to be issued

14 The Company shall not be bound to issue more than one certificate in respect of shares registered in the names of two or more persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

SHARE WARRANTS

Share Warrants

15 The Company may, with respect to any fully paid shares, issue a warrant (hereinafter called a "**share warrant**") stating that the bearer of the warrant is entitled to the shares specified in it and may provide (by coupons or otherwise) for the payment of future dividends on the shares included in a share warrant.

Conditions of issue

16 The powers referred to in Article 15 may be exercised by the Directors who may determine and vary the conditions upon which share warrants shall be issued and in particular upon which:

(i) a new share warrant or coupon will be issued in the place of one damaged, defaced, worn out or lost (provided that no new share warrant shall be issued to replace one that has been lost unless the Directors are satisfied beyond reasonable doubt that the original has been destroyed);

(ii) the bearer of a share warrant shall be entitled to receive notice of and to attend, vote and demand a poll at General Meetings;

(iii) dividends will be paid; and

(iv) a share-warrant may be surrendered and the name of the holder entered in the Register in respect of the shares specified in it.

Subject to such conditions and to these Articles, the bearer of a share warrant shall be deemed to be a Member for all purposes. The bearer of a share warrant shall be

subject to the conditions for the time being in force and applicable thereto whether made before or after the issue of such share warrant.

CALLS ON SHARES

Calls

17 The Directors may, subject to the terms of allotment thereof, from time to time make such calls as they think fit upon the Members in respect of all moneys unpaid on the shares (whether in respect of nominal value or premium) held by them respectively provided that fourteen clear days' notice at least be given of each call and each Member shall pay the amount of each call so made on him to the person and at the time and place specified by the Directors in the said notice.

May be payable by instalments, etc.

18 A call may be made payable by instalments and may, at any time before receipt by the Company of a sum due thereunder, be either revoked or postponed in whole or in part.

When call deemed to have been made

19 A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed. A person upon whom a call is made shall remain liable notwithstanding the subsequent transfer of the shares in respect of which the call was made.

Liability of joint holders of shares

20 The joint holders of a share shall be severally as well as jointly liable for payment of all instalments and calls in respect of such share, and any one of such persons may give an effectual receipt for any return of capital payable in respect of such share.

When interest on calls payable

21 If the whole of the sum payable in respect of any call is not paid on or before the day appointed for payment, the person from whom it is due and payable shall pay interest on the unpaid amount at such rate as may be fixed by the terms of allotment of the share in question or, if no rate is so fixed, at such rate, not exceeding (without the sanction of the Company given by Ordinary Resolution) fifteen per cent per annum, as the Directors may determine, from the time appointed for payment thereof until the actual payment thereof, together with all costs, charges and expenses which may have been incurred by the Company by reason of such non-payment, but the Directors may waive payment of such interest or such costs, charges and expenses wholly or in part. No dividend shall be paid or payable in respect of any such unpaid amount and (without prejudice to paragraph (A) of Article 76) no other rights may be exercised by the holder of any share so long as any such amount, or any interest, costs, charges or expenses payable in accordance with this Article in relation thereto, remains unpaid.

Payment of calls in advance

22 The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the money unpaid upon the shares held by him beyond the sums actually called up; and upon the money paid in advance, or so much thereof as

from time to time exceeds the amount of the calls then made upon the shares in respect of which such advance shall have been made, the Company may pay interest at such rate (not exceeding, without the sanction of the Company given by Ordinary Resolution, fifteen per cent per annum) as the Member and the Directors may agree. Any such payment in advance shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced.

Sums due on allotment etc. to be treated as calls

23 Any sum payable in respect of a share on allotment or at any fixed date (including by way of instalment), whether on account of the nominal value of the share or by way of premium or as an instalment of a call, shall for the purposes of these Articles be deemed to be a call and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become due and payable by virtue of a call duly made and notified.

FORFEITURE AND LIEN

If call not paid notice may be given

24 If any Member fails to pay the whole of any call on or before the day appointed for the payment of the same, the Directors may at any time thereafter during such time as the call or any part thereof remains unpaid, serve a notice on such Member requiring him to pay the same, together with any interest that may have accrued thereon and all costs, charges and expenses incurred by the Company by reason of such non-payment.

Form of notice

25 The notice shall name a day (not being less than fourteen clear days from the date of the notice) and a place on and at which such call or part thereof remaining unpaid and such interest and expenses as aforesaid are to be paid. The notice shall also state that in the event of non-payment at or before the time and at the place appointed, the shares in respect of which the call was made will be liable to be forfeited.

If notice not complied with shares may be forfeited

26 If the requirements of any such notice as aforesaid be not complied with, any shares in respect of which such notice shall have been given may at any time thereafter, and before payment of all calls, interest and expenses due in respect thereof, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared or other moneys payable in respect of the forfeited shares and not actually paid before the forfeiture. The Directors may accept the surrender of any share liable to be forfeited hereunder and in such case references in these Articles to forfeiture shall include surrender.

Forfeited shares to become the property of Company

27 When any share has been forfeited notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give notice as aforesaid. Any share so forfeited shall be deemed to be the property of the Company together with all rights attaching thereto, and the Directors may within three years of such forfeiture

sell, re-allot, or otherwise dispose of the same in such manner and on such terms as they think fit either to the person who was before the forfeiture the holder thereof, or to any other person, and either with or without any past or accruing dividends, and in the case of re-allotment, with or without any money paid thereon by the former holder being credited as paid up thereon. Any share not disposed of in accordance with the foregoing within a period of three years from the date of its forfeiture shall thereupon be cancelled in accordance with the provisions of the Act.

Power to annul forfeiture

28 The Directors may at any time, before any share so forfeited shall have been cancelled or sold, re-allotted or otherwise disposed of, annul the forfeiture upon payment of all calls and interest due upon and costs, charges and expenses incurred in respect of the share and upon such further conditions (if any) as they think fit.

Arrears to be paid notwithstanding forfeiture

29 Any person whose shares have been forfeited shall thereupon cease to be a Member in respect of such shares and shall surrender to the Company for cancellation the certificate for the shares but shall notwithstanding remain liable to pay, and shall forthwith pay to the Company all calls, instalments, interest and costs, charges and expenses owing upon or in respect of such shares at the time of forfeiture, together with interest thereon, from the time of forfeiture until payment, at the rate of 15% per annum (or such lower rate as the Directors may determine) and the Directors may waive payment wholly or in part or enforce payment thereof if they think fit without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

Company's lien on shares

30 The Company shall have a first and paramount lien upon all the shares, other than fully paid-up shares, registered in the name of each Member (whether solely or jointly with other persons) for any amount payable in respect of such shares, whether the period or time for payment thereof shall have actually arrived or not and such lien shall apply to all dividends from time to time declared or other moneys payable in respect of such shares. The Directors may at any time either generally or in any particular case waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Article.

As to enforcing lien by sale

31 For the purpose of enforcing such lien, the Directors may sell the shares subject thereto, in such manner as they think fit, but no such sale shall be made until such period or time as aforesaid shall have arrived and until notice stating, and demanding payment of, the sum payable and giving notice of the intention to sell in default of such payment shall have been served on such Member and default shall have been made by him in the payment of such amounts payable for fourteen clear days after the service of such notice.

Application of proceeds of sale

32 The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or towards satisfaction of such part of the amount in respect of which the lien exists as is presently payable. The residue, if any, shall (upon surrender to the Company for cancellation of the certificate for the shares sold, in the case of a share in certificated form, and subject to a like lien for sums not presently payable as existed upon the shares before the sale) be paid to the Member or the person (if any) entitled by transmission to the shares.

Validity of sale after forfeiture or for enforcing lien

33 Upon any sale or re-allotment after forfeiture or upon any sale for enforcing any lien in purported exercise of the powers hereinbefore given, the Directors may in the case of a sale of shares in certificated form, nominate some person to execute a transfer of the shares and, in the case of shares in uncertificated form, the Directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer of the shares sold in the name and on behalf of the holder or his executors or administrators and may in any case receive the purchase or subscription money in respect of any transfer or re-allotment of the shares, cause the name of the purchaser or re-allottee to be entered in the Register in respect of the shares sold or re-allotted, and issue share certificates in respect of the shares to such purchaser or re-allottee. A statutory declaration by a Director or the Secretary that a share has been forfeited or sold by way of enforcement of a lien on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the shares and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in uncertificated form) constitute a good title to the shares and the purchaser or re-allottee shall not be bound to see to the regularity of the proceedings or to the application of the purchase or subscription money, and, after his name has been entered in the Register in respect of such shares, the validity of the sale or forfeiture shall not be impeached by any person.

TRANSFER OF SHARES

Form of transfer

34 Subject to such of the restrictions of these Articles as may be applicable, any Member may transfer all or any of his shares in certificate form by an instrument of transfer in any usual form (which shall include a block transfer form) or in any other form which the Directors approve, and such instrument shall be signed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by the transferee and the transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the Register in respect thereof, and when registered the instrument of transfer shall (subject to Article 151 (iii)) be retained by the Company.

34A Where any class of shares is, for the time being, a participating security, title to shares of that class which are recorded on the register as being held in uncertificated form may be transferred by means of the relevant system concerned.

Restraint on transfer

35 (A) The Directors may, in their absolute discretion and without giving any reason, refuse to register any transfer of a share in certificated form unless:

(i) it is in respect of a fully paid share;

(ii) it is in respect of a share on which the Company does not have a lien;

(iii) it is in respect of only one class of shares;

(iv) it is in favour of not more than four joint holders as transferees;

(v) it is duly stamped (if so required); and

(vi) the conditions referred to in the next succeeding Article have been satisfied in respect thereof;

provided that if the share is listed on the Official List of the UK Listing Authority such refusal does not prevent dealings in the shares from taking place on an open and proper basis.

Nothing in these Articles shall preclude the Directors from allowing the allotment of any shares to be renounced by the allottee in favour of some other person, but for the purposes of this Article such renunciation shall be deemed to be a transfer and the Directors shall have the same power of refusing to give effect to it as if the renunciation were a transfer.

(B) The Directors may refuse to register a transfer of a share in uncertificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer; and they may refuse to register any such transfer in favour of more than four transferees.

(C) If the Directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company (in the case of a share in certificated form) or the date on which the Operator-instruction was received by the Company (in the case of a share in uncertificated form) send to the transferee notice of the refusal.

(D) Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the Directors may determine.

Registration of transfer

36 Every instrument of transfer of a share in certificated form must be lodged, duly stamped, at the Office, or at such other place as the Directors may from time to time determine, to be registered, accompanied (except in the case of a transfer by a Recognised Person, where a certificate has not been issued in respect of the shares) by the certificate for the shares comprised therein, and such evidence as the Directors may reasonably require to prove the title of the transferor, and the due execution by

him of the transfer or, if the transfer is executed by some other person on his behalf the authority of that person so to do and thereupon the Directors, subject to the power vested in them by the last preceding Article, shall register the transferee as the holder.

Fees on registration

37 No fee shall be payable for registering any transfer, probate, letters of administration, certificate of marriage or death, power of attorney, or other document relating to or affecting the title to any shares or the right to transfer the same.

Suspension of registration and closing of Register

38 The registration of transfers may be suspended at such times and for such period as the Directors may from time to time determine and either generally or in respect of any class of shares: Provided that the Register shall not be closed for more than thirty days in any year.

Location of instruments of transfer

39 All instruments of transfer which are registered shall, subject to Article 151 (iii), be retained by the Company, but any instrument of transfer which the Directors refuse to register shall (except in the case of fraud or any other case determined by the Directors) be returned to the person depositing the same.

TRANSMISSION OF SHARES

Representatives of interest of deceased Members

40 The executors or administrators of a deceased Member (not being one of two or more joint holders) shall be the only persons recognised by the Company as having any title to shares held by him alone; but in the case of shares held by more than one person, the survivor or survivors only shall be recognised by the Company as being entitled to such shares. Nothing in this Article shall release the estate of a deceased Member from any liability in respect of any share solely or jointly held by him.

Evidence in case of death or bankruptcy or mental disorder

41 Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member or in consequence of a Member being or becoming a patient within the meaning of Part VII of the Mental Health Act 1983 or of any other event giving rise to a transmission of such entitlement by operation of law may, upon such evidence being produced as may be required by the Directors, elect either to be registered as a Member by giving notice to that effect or, without being so registered, execute a transfer to some other person who shall be registered as a transferee of such share and the execution of such a transfer shall signify his election as aforesaid; all the Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the Member and the death or bankruptcy of the Member or his being or becoming a patient as aforesaid or any other event as aforesaid had not occurred. The Directors may at any time give notice requiring any such person to elect as aforesaid and if such notice is not complied with within sixty clear days the Directors may thereafter withhold payment of all dividends and other moneys payable in respect of such share until compliance therewith.

Rights as to dividends and voting

42 Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member or of his becoming a patient as mentioned in Article 41 or of any other such event as is mentioned in Article 41 shall, subject to the requirements of Article 133, be entitled to the same dividends and other advantages to which he would be entitled if he were the holder of the share, except that he shall not, unless and until he is registered as a Member in respect of the share, be entitled in respect of it to receive notices of or to exercise any rights conferred by membership in relation to meetings of the Company.

CONSOLIDATION AND SUB-DIVISION OF SHARES

Consolidation

43 The Company may by Ordinary Resolution consolidate its shares, or any of them, into shares of a larger amount.

Sub-division

44 Subject to the provisions of the Act, the Company may by Ordinary Resolution sub-divide its shares, or any of them, into shares of a smaller amount, and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of such shares shall have such preferred or other advantage as regards dividend, capital, voting or otherwise over, or shall have such deferred rights or be subject to such restrictions as compared with, the other or others as the Company has power to attach to shares upon the allotment thereof.

Fractions

45 Subject to any direction by the Company in General Meeting, whenever as the result of any consolidation or sub-division of shares Members of the Company are entitled to any issued shares of the Company in fractions, the Directors may deal with such fractions as they shall determine and in particular may sell the shares to which Members are so entitled in fractions to any person (including, subject to the provisions of the Act, the Company) for the best price reasonably obtainable and pay and distribute to and amongst the Members entitled to such shares in due proportions the net proceeds of the sale thereof (except that any amount otherwise due to a Member, being less than £2.50 or such other sum as the Directors may from time to time determine, may be retained for the benefit of the Company). For the purpose of giving effect to any such sale the Directors may nominate some person to execute a transfer of the shares sold on behalf of the Members so entitled to the purchaser thereof or any other person nominated by the purchaser and may cause the name of the purchaser or any other person nominated by the purchaser to be entered in the Register as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

CONVERSION OF SHARES INTO STOCK

Paid up shares convertible into stock

46 The Company may by Ordinary Resolution convert any fully paid up shares (excluding any shares held as treasury shares) into stock of the same class as the shares which shall be so converted, and reconvert such stock into fully paid up shares of the same class and of any denomination. No such conversion shall affect or prejudice any preference or other special privilege.

Transfer of stock

47 When any shares have been converted into stock, the several holders of such stock may thenceforth transfer their respective interests therein, or any part of such interests, in the same manner and subject to the same regulations as and subject to which the shares in the capital of the Company from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit, but the Directors may from time to time fix the minimum amount of stock transferable (which minimum shall not exceed the nominal amount of the shares from which the stock arose), and direct that fractions of that minimum shall not be transferred, but with power at their discretion to waive such rules in any particular case.

Privilege of stock-holders

48 A holder of stock shall, according to the amount of the stock held by him, have the same rights as if he held the shares from which the stock arose: Provided that no such right (except participation in dividends and in the assets of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred that right.

Definitions

49 All such provisions of these Articles relating to shares as are applicable to fully paid-up shares shall apply to stock, and in all such provisions (unless the context otherwise requires) the words "**share**" and "**Member**" shall include "**stock**" and "**stockholder**".

INCREASE AND REDUCTION OF CAPITAL

Increase of capital

50 The Company may, from time to time, by Ordinary Resolution, increase its capital by the creation of new shares, such increase to be of such aggregate amount and to be divided into shares of such respective amounts as the resolution may prescribe. Subject to such privileges, priorities, or conditions as are or may be attached thereto, all new shares shall be subject to the same provisions in all respects as if they had been part of the original capital.

Power to attach rights and issue redeemable shares

51 Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares, any new shares in the capital of the Company may be allotted with such preferential right to dividend and such priority in the distribution of assets, or

subject to such postponement of dividends or in the distribution of assets, and with or subject to such preferential or limited or qualified right of voting at General Meetings or such other special rights or restrictions as the Company may from time to time by Ordinary Resolution determine, or, if no such determination be made, as the Directors shall determine, but so that the rights attached to any issued shares as a class shall not be varied except with the consent of the holders thereof duly given under the provisions of these Articles (and in construing for the purposes of this Article whether rights are, or are to be treated as, varied or not varied, the provisions of Article 83(B) shall apply). Subject as aforesaid any shares in the capital of the Company may be issued on terms that they are, or, at the option of the Company or the holder, are to be liable, to be redeemed.

Reduction of capital and purchase of own shares

52 (A) Subject to the provisions of the Act and to any rights attached to any shares, the Company may from time to time by Special Resolution reduce its share capital, any capital redemption reserve and any share premium account or any other undistributable reserve in any manner. The Company may also by Ordinary Resolution cancel any shares not taken or agreed to be taken by any person and diminish the amount of its share capital by the nominal value of the shares so cancelled.

(B) Subject to the provisions of the Act and to any rights attached to any shares, the Company may purchase its own shares (including any redeemable shares) and may hold such shares as treasury shares or cancel them, provided that if at the relevant date proposed for approval of the proposed purchase there shall be in issue any shares of a class entitling the holders thereof to convert into Ordinary Shares in the capital of the Company then no such purchase shall take place unless it has been sanctioned by an Extraordinary Resolution passed at a separate class meeting (or meetings if there is more than one class) of the holders of any such class of convertible shares. Neither the Company nor the Directors shall be required to select the shares to be purchased rateably or in any particular manner as between the holders of the shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital attached to any class of shares.

LIMITATIONS ON SHAREHOLDINGS

53 Article deleted by special resolution passed at Annual General Meeting held on 30 July 1996

PART III - GENERAL MEETINGS

Annual General Meeting

54 Annual General Meetings shall be held at such time and place, subject to the provisions of the Act, as may be determined by the Directors.

Extraordinary General Meeting

55 All General Meetings of the Company other than Annual General Meetings shall be called Extraordinary General Meetings.

When Extraordinary General Meeting to be called

56 The Directors may, whenever they think fit, convene an Extraordinary General Meeting of the Company, and Extraordinary General Meetings shall also be convened on such requisition or in default may be convened by such requisitionists as provided by the Act. Any meeting convened under this Article by requisitionists shall be convened in the same manner as nearly as possible as that in which meetings are to be convened by the Directors. If there are insufficient Directors within the United Kingdom capable of acting to form a quorum at a meeting of the Directors, any Directors within the United Kingdom may convene a General Meeting.

Notice of meetings

57 Subject to the provisions of the Act, an Annual General Meeting and an Extraordinary General Meeting called for the passing of a Special Resolution shall be called by not less than twenty-one clear days' notice, and all other Extraordinary General Meetings of the Company shall be called by not less than fourteen clear days' notice. The notice shall specify the place, the day and hour of meeting and the general nature of the business to be transacted. The notice shall be given to the Members, other than such as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive notice from the Company, to the Directors and to the Auditors. A notice calling an Annual General Meeting shall specify the meeting as such and a notice convening a meeting to pass a Special Resolution or an Extraordinary Resolution as the case may be shall specify the intention to propose the resolution as such.

Proxies

58 In every notice calling a meeting of the Company or any class of the Members of the Company there shall appear with reasonable prominence a statement that a Member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him, and that a proxy need not also be a Member. Every such notice shall also state the address where appointments of proxy are to be deposited or received if the Directors determine that address to be other than the Office.

Omission to send notice

59 The accidental omission to send a notice or, where required by these Articles, a proxy form with a notice to, or the non-receipt of any notice or proxy form by, any Member, any Director or the Auditors shall not invalidate the proceedings at any General Meeting.

Quorum

60 No business shall be transacted at any General Meeting unless a quorum is present. Two persons entitled to vote on the business to be transacted, each being a Member or a proxy for a Member or a duly authorised representative of a corporation which is a Member, shall be a quorum.

Proceeding if quorum not present

61 If a quorum is not present within half an hour after the time appointed for a meeting, or if during a meeting a quorum ceases to be present, the meeting, if convened by or upon the requisition of Members, shall be dissolved, and in any other case shall stand adjourned to such time (being not less than seven nor more than sixty days later) and place as the Chairman of the meeting (or, in default, the Directors) shall appoint. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

Chairman

62 The Chairman (if any), or, in his absence, the Deputy Chairman (if any) of the Board of Directors, or, in the absence of both of them, some other Director nominated by the Directors, shall preside as Chairman at every General Meeting of the Company. If there be no such Chairman or Deputy Chairman or nominated Director, or if at any meeting none of them is present within fifteen minutes after the time appointed for holding the meeting, or none of them is willing to act, the Directors present shall select one of their number to be Chairman, and if only one Director is present and willing to act, he shall be Chairman. That failing, the Members present and entitled to vote shall choose one of their number to be Chairman.

Power to adjourn

63 Without prejudice to any other power which he may have under these Articles or at common law, the Chairman may, with the consent of the meeting, and shall, if so directed by the meeting, adjourn any meeting from time to time or sine die and from place to place. No business shall be transacted at any adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

When notice of adjourned meeting to be given

64 Whenever a meeting is adjourned for twenty-eight days or more or a meeting adjourned sine die is due to be held, seven clear days' notice at the least specifying the place, the day and hour of the adjourned meeting shall be given to the Members subject as and in the manner herein mentioned, to the Directors and to the Auditors, but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid it shall not be necessary to give any notice of an adjourned meeting.

How questions to be decided at meetings

65 At any General Meeting, a resolution put to the vote of the meeting shall be decided by a show of hands unless (before, or upon the declaration of the result of, the show of hands) a poll is duly demanded in accordance with the provisions of these Articles and unless a poll is demanded a declaration by the Chairman that the resolution has been carried, or carried by a particular majority, or lost or not carried by a particular majority, and an entry to that effect in the book containing the minutes of proceedings of the Company shall be conclusive evidence of the fact without proof of the number of proportion of the votes recorded in favour of or against such resolution.

Amendments to resolutions

66 If an amendment to any resolution under consideration is ruled out of order by the Chairman of the meeting, the proceedings on the resolution shall not be invalidated by any error in the ruling.

Casting vote

67 In the case of an equality of votes the Chairman shall, both on a show of hands and on a poll, have a casting vote in addition to the votes to which he may be entitled as a Member.

Who may demand a poll

68 A poll may be demanded upon any question by the Chairman or by not less than five Members present in person or by proxy and entitled to vote or by a Member or Members present in person or by proxy representing not less than one-tenth of the total voting rights of all the Members having the right to vote at the meeting excluding any voting rights attached to any shares in the Company held as treasury shares or by a Member or Members holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right excluding any shares in the Company conferring a right to vote at the meeting which are held as treasury shares.

Poll demanded by proxy

69 A valid appointment of a proxy shall be deemed to confer authority to demand or join in demanding a poll, and for the purposes of the immediately preceding Article, a demand by a proxy for a Member shall be deemed to be a demand by that Member.

How poll to be taken

70 Subject to the provisions of the next succeeding Article, if a poll is demanded as aforesaid it shall be taken in such manner and at such time and place as the Chairman of the meeting directs, and either at once, or after an interval or adjournment (but not more than thirty days after the date of the meeting or adjourned meeting at which the poll was demanded), and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn before the poll is taken but only with the consent of the Chairman and a demand so withdrawn shall validate the result of a show of hands declared before the demand was made (and in the case of a poll demanded before the declaration of the result of a show of hands, where the demand is duly withdrawn, the meeting shall continue as if the demand had not been made). No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken. The Chairman may in the event of a poll appoint scrutineers and may fix a time and place for declaring the result of the poll.

In what cases poll taken without adjournment

71 Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.

Business may proceed notwithstanding demand of a poll

72 The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

VOTING

Votes of Members

73 Subject to the provisions of the Act and to any special terms as to voting upon which any shares may have been issued, or may for the time being be held, or any suspension or abrogation of voting rights pursuant to these Articles, every holder of Ordinary Shares present in person shall upon a show of hands have one vote and every holder of Ordinary Shares present in person or by proxy shall upon a poll have one vote for every Ordinary Share of which he is the holder.

Joint Owners

74 If two or more persons are jointly entitled to shares for the time being conferring a right to vote, any one of such persons may vote at any meeting, either personally or by proxy, in respect thereof as if he were solely entitled thereto, and if more than one of such joint holders be present at any meeting, either personally or by proxy, the Member whose name stands first on the Register as one of the holders of such shares, and no other, shall be entitled to vote in respect of the same.

Votes of Members suffering from mental disorder

75 A Member who is or becomes a patient within the meaning of Part VII of the Mental Health Act 1983 or in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised in that behalf appointed by the court and may, on a poll, vote by proxy. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote on behalf of such Member shall be deposited at or sent to the Office, or such other address as is specified in accordance with these Articles for the deposit or receipt of appointments of proxy, not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

When Members not to vote

76 (A) No Member shall, unless the Directors otherwise determine, be entitled in respect of any share held by him to be present or to vote (either in person or by a representative or by proxy) at any General Meeting or at any separate meeting of the holders of any class of shares or upon any poll, or to exercise

any other rights conferred by membership in relation to any such meeting or poll in respect of any shares held by him if any calls or other moneys due and payable in respect of those shares remain unpaid.

(B) (i) If a Member, or any other person appearing to be interested in shares held by that Member, has been given a notice under Section 212 of the Act and has failed in relation to any shares (the "default shares") to give the Company the information thereby required within fourteen days from the date of service of the notice, the following sanctions shall apply, unless the Directors otherwise determine:

(a) the Member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any General Meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b) where the default shares represent at least 0.25 per cent of their class (calculated exclusive of treasury shares):

(1) any dividend or other money payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the Member shall not be entitled to elect, pursuant to Article 135 of these Articles, to receive shares instead of that dividend; and

(2) no transfer, other than an excepted transfer, of any shares held by the Member shall be registered unless:

(aa) the Member is not himself in default as regards supplying the information required; and

(bb) the Member proves to the satisfaction of the Directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

(ii) Where the sanctions under paragraph (i) above apply in relation to any shares, they shall cease to have effect:

(a) if the shares are transferred by means of an excepted transfer; or

(b) at the end of the period of seven days (or such shorter period as the Directors may determine) following receipt by the Company of the information required by the notice mentioned in that paragraph.

(iii) Where, on the basis of information obtained from a Member in respect of any share held by him, the Company gives a notice under Section 212 of the Act to any other person, it shall at the same time send a copy

of the notice to the Member, but the accidental omission to do so, or the non-receipt by the Member of the copy, shall not invalidate or otherwise affect the application of paragraph (i) above.

(iv) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the Directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue: Provided that any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled); and Provided further that paragraph (B)(i) of this Article shall apply to the exclusion of this paragraph if the Company gives a separate notice under Section 212 of the Act in relation to the new shares.

(v) For the purposes of this sub-Article (B):

(a) a person, other than the Member holding a share, shall be treated as appearing to be interested in that share if the Member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the Member or, pursuant to a notice under Section 212 of the Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be so interested;

(b) "interested" shall be construed as it is for the purpose of Section 212 of the Act;

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (1) reference to his having failed or refused to give all or any part of it and (2) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d) an "excepted transfer" means, in relation to any shares held by a Member:

(1) a transfer pursuant to acceptance of a take-over offer for the Company (within the meaning in Section 14 of the Company Securities (Insider Dealing) Act 1985); or

(2) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services Act 1986) or any other stock

exchange outside the United Kingdom on which the Company's shares are normally traded; or

(3) a transfer which is shown to the satisfaction of the Directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the Member and with any other person appearing to be interested in the shares.

(vi) Nothing in this Article 76(B) shall limit the powers of the Company under Section 216 of the Act or any other powers of the Company whatsoever.

Voting personally or by proxy

77 (A) On a poll votes may be given personally or by proxy or (in the case of a corporate member) by a duly authorised representative and a Member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way. A proxy need not be a Member of the Company. A Member may appoint more than one proxy to attend on the same occasion. Submitting an appointment of proxy shall not preclude a Member from attending and voting in person at any meeting or adjournment thereof. Subject to Article 77(C) below, an appointment of a proxy shall be in writing in the usual form, or such other form as shall be approved by the Directors, under the hand of the appointor or his duly constituted attorney; or if such appointor is a corporation, either under its Common Seal or signed on its behalf by an officer, attorney or other person authorised to sign it.

(B) Subject to Article 59, proxy forms shall be sent by the Company to all or none of the persons entitled to receive notice of and to vote at any meeting, and if sent shall provide for two-way voting (without prejudice to any right to abstain) on all resolutions set out in the notice of meeting..

(C) The Directors may allow the appointment of a proxy to be contained in an electronic communication subject to any requirements as to authentication of the appointment and any limitations, restrictions or conditions as the Directors may think fit

As to deposit of proxy

78 The appointment of a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the Directors may:-

(i) in the case of an appointment in writing be deposited at the Office or at such other place in the United Kingdom as is specified in the notice convening the meeting, or in any appointment of proxy sent by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(ii) in the case of an appointment contained in an electronic communication be received at the address specified in the notice convening the meeting, or in any

appointment of proxy sent out by the Company in relation to the meeting, or in any invitation to appoint a proxy issued by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(iii) in the case of a poll taken more than 48 hours after it was demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for taking the poll; or

(iv) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the Secretary or any Director;

and an appointment of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid.

As to validity of proxy

79 An appointment of a proxy shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting to which it relates and may confer authority on the proxy to vote on any amendment to any resolution in respect of which it is given (or on any other business which may properly come before the meeting), but any such authority purportedly conferring discretion on the proxy shall, although binding as between the appointor and the Company, be without prejudice, as between the appointor and the proxy, to any instructions which the appointor may separately give to the proxy.

Corporations acting by representatives

80 Any corporation (other than the Company itself) which is a Member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares. The person so authorised shall be entitled to exercise the same power on behalf of the corporation (in respect of that part of the corporation's holding to which the authorisation relates in the case of an authorisation of more than one person) as the corporation could exercise if it were an individual Member of the Company, and the corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

When votes by proxy valid

81 (A) A vote given or poll demanded by a proxy or a duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company at the Office or such other place as is specified for depositing the appointment of proxy or the address where an appointment contained in an electronic communication may be duly received at least one hour before the time for holding the meeting or adjourned meeting at which any such vote is given or at which any such poll is demanded.

(B) Where two or more valid but differing appointments of proxy are received in respect of the same share for use at the same meeting the one which is last sent shall be treated as replacing and revoking the other or others. If the Company is unable to determine which is last sent, the one which is last received shall be so treated. If the Company is unable to determine either which is last sent or which is last received, none of them shall be treated as valid in respect of that share.

Qualification and counting of votes

82 No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is tendered. Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid. Any objection made in due time shall be referred to the Chairman of the meeting whose decision shall be final and conclusive.

VARIATION OF RIGHTS

Consent to variation

83 (A) Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of shares all or any of the rights or privileges attached to any class may (unless otherwise provided by the term of issue of that class) be varied either while the Company is a going concern or during or in contemplation of a winding-up (i) in such manner (if any) as may be provided by such rights, or (ii) in the absence of any such provision either with the consent in writing of the holders of at least three-fourths of the nominal amount of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of an Extraordinary Resolution passed at a separate meeting of the holders of the issued shares of that class, but not otherwise.

(B) The creation or issue of shares ranking pari passu with or subsequent to the shares of any class and the purchase by the Company of its own shares or the holding of such shares as treasury shares in accordance with the provisions of the Act and Article 52(B) shall not (unless otherwise expressly provided by the rights attached to such last mentioned shares as a class) be deemed to be a variation of the rights of such shares. The variation of all or any of the rights or privileges attached to some only of the shares of any class shall be treated as a variation requiring the consent in accordance with the provisions of this Article of the holders of those shares which are adversely affected by the variation.

Proceedings at meetings of classes of Members

84 Any meeting for the purpose of the last preceding Article shall be convened and conducted in all respects as nearly as possible in the same way as an Extraordinary General Meeting of the Company, provided that no Member, not being a Director, shall be entitled to notice thereof or to attend thereat unless he be a holder of shares of the class the rights or privileges attached to which are intended to be varied or

abrogated by the resolution, and that no vote shall be given except in respect of a share of that class (excluding any shares of that class held as treasury shares), and that the quorum at any such meeting shall be two persons at least present in person holding or representing by proxy at least one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares), or at an adjourned meeting one person holding any shares of the class in question (other than treasury shares) who is present in person or his proxy shall constitute the requisite quorum and that a poll may be demanded in writing by any Member present in person or by proxy and entitled to vote at the meeting: Provided further that in the case of a variation of the rights or privileges attached to some only of the shares of any class, the foregoing provisions of this Article shall apply as if references to a class of shares were references to that part of the class which would be adversely affected by the variation.

PART IV - DIRECTORS AND OTHER OFFICERS

DIRECTORS

Number of Directors

85 Unless and until otherwise determined by the Company by Ordinary Resolution, the number of Directors (other than any alternate directors) shall not be less than three but shall not be subject to any maximum. The continuing Directors may act notwithstanding any vacancy in their body, provided that if the number of the Directors be less than the prescribed minimum the remaining Director or Directors shall only act for the purpose of appointing an additional Director or additional Directors to make up such minimum or to convene a General Meeting of the Company for the purpose of making such appointment. If there be no Director or Directors able or willing so to act then any two Members may summon a General Meeting for the purpose of appointing Directors. Any additional Director so appointed or Director appointed at any such General Meeting shall (subject to the provisions of these Articles) hold office only until the dissolution of the Annual General Meeting of the Company next following such appointment unless he is re-elected during such meeting and he shall not retire by rotation at such meeting or be taken into account in determining the rotation of retirement of Directors at such meeting.

Remuneration of Directors

86 Until otherwise determined by the Company by Ordinary Resolution, there shall be paid to the Directors (other than alternate directors) such fees for their services in the office of director as the Directors may determine (not exceeding in the aggregate an annual sum of £950,000 or such larger amount as the Company may by Ordinary Resolution decide) divided between the Directors as they may determine, or, failing such determination, equally. The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any Director pursuant to any other provision of these Articles.

Travelling and hotel expenses and special remuneration

87 The Directors shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by them in or about the performance of their duties as

Directors including any expenses incurred in attending and returning from meetings of the Board of Directors or of Committees of the Board of Directors or General Meetings or separate meetings of the holders of any class of shares or debentures of the Company and if in the opinion of the Directors it is desirable that any of their number should go or reside abroad or make any special journeys or perform any special services on behalf of the Company or its business, such Director or Directors may be paid such reasonable additional remuneration by way of salary, percentage of profits or otherwise and expenses therefor as the Directors may from time to time determine.

Qualification. Directors entitled to attend at General Meetings and separate meetings

88 A Director shall not require a share qualification. A Director shall be entitled to receive notice of and attend and speak at all General Meetings of the Company and at all separate meetings of the holders of any class of shares or debentures in the capital of the Company.

Directors to have power to fill vacancies

89 Without prejudice to the power of the Company pursuant to these Articles, the Directors shall have power at any time to appoint any person either to fill a vacancy or as an addition to the Board, but so that the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles. Subject to the provisions of these Articles, any Director so appointed shall retire at the Annual General Meeting of the Company next following such appointment and he shall not be taken into account in determining the rotation of retirement of Directors at such meeting.

ALTERNATE DIRECTORS

Appointment and Revocation

90 Any Director (other than an alternate director) may by writing under his hand (to take effect upon receipt at the Office by the Secretary) appoint (i) any other Director, or (ii) any other person who is approved by the Board of Directors to be his alternate; and every such alternate shall (subject to his giving to the Company an address within the United Kingdom at which notices may be served on him) be entitled to receive notices of all meetings of the Directors and of Committees of the Directors of which his appointor is a member and, in the absence from such meetings of the Director appointing him, to attend and vote at such meetings of the Directors, and to exercise all the powers, rights, duties and authorities of the Director appointing him. A Director may at any time by writing under his hand (to take effect upon receipt at the Office by the Secretary) revoke the appointment of an alternate appointed by him, and subject to such approval as aforesaid where requisite, appoint another person in his place. If a Director shall die or cease to hold the office of Director, the appointment of his alternate shall thereupon cease and determine. If any Director retires but is re-elected at the meeting at which such retirement took effect, any appointment made by him pursuant to this Article which was in force immediately prior to his retirement shall continue to operate after his re-election as if he had not so retired. The appointment of an alternate director shall cease and determine on the happening of any event which, if he were a Director, would cause his office to be vacated pursuant

to Article 104 of these Articles. An alternate director need not hold a share qualification and shall not be counted in reckoning any maximum number of Directors. A Director acting as alternate shall have an additional vote at meetings of Directors for each Director for whom he acts as alternate but he shall count as only one for the purpose of determining whether a quorum be present.

Alternate to be responsible for his own acts, remuneration of alternate etc.

91 Every person acting as an alternate director shall be an officer of the Company, and shall alone be responsible to the Company for his own acts and defaults, and he shall not be deemed to be the agent of or for the Director appointing him. An alternate director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions to the same extent as if he were a Director. An alternate director shall not be entitled as against the Company to any fees for his services as an alternate director: the remuneration of any such alternate director shall be payable out of the remuneration payable to the Director appointing him, and shall consist of such portion of the last-mentioned remuneration as shall be agreed between the alternate and the Director appointing him. Subject to this Article, an alternate director shall be repaid by the Company such expenses as might properly have been repaid to him if he had been a Director and shall be entitled to be indemnified by the Company to the same extent as if he were a Director.

MANAGING AND EXECUTIVE DIRECTORS

Appointment

92 The Directors may from time to time appoint one or more of their number (whether solely or jointly with any other Director) to be Managing Director or Chief Executive Director of the Company or to hold any other executive office under the Company (with whatever designation the Directors may determine) and, subject to the provisions of the Act, any such appointment may be made for such term, at such remuneration and on such other conditions as the Directors think fit. Any appointment of a Director to an executive office under the Company shall terminate if he ceases to be a Director but without prejudice to any claim for damages for breach of the contract of service between himself and the Company.

Powers

93 The Directors may from time to time delegate, entrust to and confer upon a Managing Director or Chief Executive Director or any Director holding any other executive office for the time being such of the powers exercisable under these Articles by the Directors, other than power to make calls or forfeit shares, as they may think fit (including, without limitation, the power to sub-delegate any such powers), and may delegate, entrust and confer such powers for such time, and to be exercised for such objects and purposes, and upon such terms and conditions, and with such restrictions as they may think expedient; and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers.

POWERS AND DUTIES OF DIRECTORS

Directors to have entire superintendence and control of business of Company

94 The business of the Company shall be managed by the Directors who, subject to the provisions of the Act, the Memorandum of Association of the Company and these Articles and to any directions given by Special Resolution may exercise all the powers of the Company. No alteration of the Memorandum of Association of the Company or of these Articles and no direction given by the Company in General Meeting shall invalidate any prior act of the Directors which would have been valid if such alteration had not been made or such direction had not been given, and the provisions contained in these Articles as to any specific power of the Directors shall not be deemed to limit the general powers hereby given. A meeting of the Directors at which a quorum is present may exercise all powers exercisable by the Directors.

Power to award pensions etc. to Directors

95 The Directors may exercise all the powers of the Company to provide benefits, whether by the payment of pensions, annuities, gratuities or superannuation or other allowances or by insurance or otherwise, to any persons who are or have at any time been Directors (or the holders of any equivalent or comparable office) of and employed by or in executive office under the Company, or any company which is a subsidiary company of, allied to or associated with the Company, or any corporate body to whose business the Company or any of its subsidiaries is, in whole or in part, a successor directly or indirectly, and to the spouses, widows, widowers, children and other relatives and dependants of any such persons and may establish, maintain, support, subscribe to and contribute to all kinds of schemes, trusts and funds for the benefit of such persons as are hereinbefore referred to or any of them or any class of them, and so that any Director shall be entitled to receive and retain for his own benefit any such pension, annuity, gratuity, allowance or other benefit (whether under any such fund or scheme or otherwise). The Directors may procure any of the matters aforesaid to be done by the Company either alone or in conjunction with any other person.

Directors' interests

96 (A) Subject to the provisions of the Act and provided that he has disclosed to the Directors the nature and extent of any material interest of his:

(i) a Director may hold any other office or place of profit under the Company (except that of Auditor or auditor of a subsidiary of the Company) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity to the Company, and in any such case on such terms as to remuneration and otherwise as the Directors may arrange. Any such remuneration shall be in addition to any remuneration provided for by any other Article;

(ii) no Director shall be disqualified by his office from entering into any contract, arrangement, transaction or proposal with the Company either in regard to such other office or place of profit or as vendor, purchaser or otherwise; and

(iii) no contract, arrangement, transaction or proposal entered into by or on behalf of the Company in which any Director or person connected with him is in any way interested, whether directly or indirectly, shall be avoided, nor shall any Director who enters into any such contract, arrangement, transaction or proposal or who is so interested be liable to account to the Company for any profit realised by any such contract, arrangement, transaction or proposal by reason of such Director holding that office or of the fiduciary relation thereby established.

(B) For the purposes of this Article:

(i) a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified: and

(ii) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

(C) Save as herein provided, a Director shall not vote at a meeting of the Directors on any resolution concerning any contract, arrangement, transaction or any other proposal whatsoever in which he has, directly or indirectly, any material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

(D) A Director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(i) the giving of any guarantee, security or indemnity to him in respect of money lent to, or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription, purchase or exchange in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(iv) any contract, arrangement, transaction or proposal to which the Company is or is to be a party and concerning any other company (including any subsidiary of the Company) (a "relevant company") in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he is not directly or indirectly interested in one percent or more of the issued shares of any class of the relevant company or of the voting rights of the relevant company (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances) and, for the purposes of this paragraph (iv):

(a) a person shall be deemed to be directly interested in the issued shares of any class of a company if he holds (whether solely or jointly) or is beneficially interested in such shares;

(b) a person shall be deemed to be indirectly interested in the issued shares of any class of a company if another company (an "intermediary company") in whose equity share capital he is directly or indirectly interested holds (whether solely or jointly) or is beneficially interested in such shares;

(c) a person shall be deemed to be indirectly interested in one per cent or more of the issued shares of any class of a relevant company if the percentage of the issued shares of such class attributable to such person through his percentage interest in the equity share capital (calculated exclusive of treasury shares) of each intermediary company through which his interest in the relevant company is derived represents one percent or more of the issued shares of such class of the relevant company; and

(d) a person shall be deemed to be directly interested in one per cent or more of the voting rights available to members of a relevant company if he can cause one per cent or more of such voting rights to be cast at his direction.

For the purposes of this paragraph (iv) there shall be disregarded any shares held by a Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest is in reversion or is in remainder if and so long as some other person is entitled to receive the income therefrom and any shares comprised in any authorised unit trust scheme in which the Director is interested only as a unit holder;

(v) any contract, arrangement, transaction or proposal concerning the adoption, modification or operation of a superannuation fund, a retirement benefits scheme or a personal pension scheme under which he may benefit and which either (a) has been approved by or is subject to and conditional upon approval by the Board of Inland Revenue for taxation purposes or (b) relates to both employees and Directors of the Company and does not accord to any Director as such any privilege or

advantage not accorded to the employees to which such fund or scheme relates;

(vi) any contract, arrangement, transaction or proposal concerning the adoption, modification or operation of any scheme for enabling employees including full time executive Directors of the Company and/or any subsidiary to acquire shares or share in profits of the Company or any arrangement for the benefit of employees of the Company or any of its subsidiaries under which the Director benefits in a similar manner to employees; and

(vii) the purchase or maintenance for any Director or Directors of insurance against any liability.

(E) A Director shall not vote or be counted in the quorum on any resolution concerning his own appointment as the holder of any office or place of profit with the Company or any company in which the Company is interested including fixing or varying the terms of his appointment or the termination thereof.

(F) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or place of profits with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned (if not debarred from voting under paragraph (D)(iv) of this Article or otherwise) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(G) If any question shall arise at any meeting as to the materiality of a Director's (other than the Chairman's) interest or as to the entitlement of any Director (other than the Chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the Chairman of the meeting and his ruling in relation to any other Director shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fully disclosed.

(H) If any question shall arise at any meeting as to the materiality of the Chairman's interest or as to the entitlement of the Chairman to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the Directors present at the meeting, excluding the Chairman, whose majority vote shall be final and conclusive except in a case where the nature or extent of the interests of the Chairman have not been fully disclosed.

(I) The Company may by Ordinary Resolution suspend or relax the provisions of this Article either generally or in respect of any particular matter or ratify any transaction not duly authorised by reason of a contravention of this Article.

(J) For the purpose of this Article an interest of a person who is for the purpose of the Act connected with (which words shall have the meaning given thereto by Section 346 of the Act) a Director shall be treated as an interest of the Director and in relation to an alternate an interest of his appointor shall be treated as an interest of the alternate without prejudice to any interest which the alternate has otherwise.

Exercise of voting powers

97 The Directors may exercise the voting power conferred by the shares in any other company held or owned by the Company or exercisable by them as directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them Directors or other officers or employees of such company or voting or providing for the payment of remuneration to such officers or employees).

Directors may join Boards of other companies

98 A Director of the Company may continue or become a director or other officer, servant or member of any company promoted by the Company or in which it may be interested as a vendor, shareholder, or otherwise, and no such Director shall be accountable for any remuneration or other benefits derived as director or other officer, employee or member of such company: Provided always that this Article shall not be construed as restricting the right of any Director to be or become a director or other officer, servant or member of any other company or to retain any benefits derived as such.

Overseas branch register

99 The Directors may exercise the powers conferred upon the Company by Section 362 of the Act with regard to the keeping of an overseas branch register and the Directors may (subject to the provisions of that Section) make and vary such regulations as they may think fit respecting the keeping of any such register.

LOCAL MANAGEMENT

Local management

100 The Directors may from time to time provide for the management and transaction of the affairs of the Company in any specified locality, whether in the United Kingdom or elsewhere, in such manner as they think fit, and the following provisions of this Article shall be without prejudice to the general powers conferred by this Article.

Delegation

(i) The Directors from time to time, and at any time, may establish any local board or agencies for managing any of the affairs of the Company in any such specified locality, and may appoint any persons to be members of such local board, or any managers or agents, and may fix their remuneration. The Directors from time to time, and at any time, may delegate to any person so appointed any of the powers, authorities, and discretions for the time being vested in the Directors, other than the power of making calls or forfeiting

shares, and may authorise the members for the time being of any such local board, or any of them, to fill up the vacancies therein, and to act notwithstanding vacancies; and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit, and the Directors may at any time remove any person so appointed, and may annul or vary any such delegation and, subject to any terms and conditions expressly imposed by the Directors, the proceedings of any local board or agency with two or more members shall be governed by such of these Articles as regulate the proceedings of Directors, so far as they are capable of applying.

Powers of Attorney

(ii) The Directors may at any time and from time to time by power of attorney under the Seal, appoint any person or persons to be the agent or agents of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles), and for such period and subject to such conditions as the Directors may from time to time think fit; and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such agent or agents as the Directors may think fit.

Sub-delegation

(iii) Any such delegates or agents as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in them.

Job designations

101 The Directors may appoint any person (not being a Director) to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such designation or title and may terminate any such appointment or the use of such designation or title. The inclusion of the word "Director" in the designation or title of any such office or employment shall not imply that such person is, or is deemed to be, or is empowered in any respect to act as a Director of the Company for any of the purposes of the Act or these Articles.

BORROWING POWERS

Power to raise money

102 (A) The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount at any one time owing by the Group (being the Company and all its subsidiary undertakings for the time being), in respect of moneys borrowed, exclusive of moneys borrowed by any member of the Group from any other member of the Group, shall not, without the previous sanction of an

Ordinary Resolution of the Company, at any time exceed a sum equal to two and half (2½) times the aggregate of:

(i) the amount paid up on the share capital of the Company; and

(ii) the amounts standing to the credit of the consolidated capital and revenue reserves of the Company and its subsidiary undertakings whether distributable or undistributable and including (without limitation) any share premium account, capital redemption reserve and credit balance on profit and loss account;

all as shown in the then latest audited consolidated balance sheet of the Group but after:

(a) making such adjustments as may be appropriate (i) in respect of any variation in the paid up share capital, the share premium account or the capital redemption reserve of the Company or in any revaluation surplus or other reserve of the Group since the date of the latest audited consolidated balance sheet of the Group; and (ii) to reflect any change since that date in the companies comprising the Group;

(b) excluding therefrom (so far as not already excluded) (i) any sums set aside for taxation and (ii) amounts attributable to outside shareholders in subsidiary undertakings; and

(c) deducting therefrom an amount equal to any distribution by the Company out of profits earned prior to the date of its latest audited balance sheet and which have been declared, recommended or made since that date except so far as provided for in such balance sheet.

For the avoidance of doubt any balance representing the Company's own shares (whether held pursuant to an employees' share scheme (within the meaning of Section 743 of the Act) or as treasury shares) shall reduce capital and revenue reserves of the Group for the purposes of paragraph (a)(ii) of this Article.

(B) For the purposes of this Article "moneys borrowed" shall be deemed to include the following except insofar as otherwise taken into account:

(a) the nominal amount of any issued share capital of any person other than a member of the Group and the principal amount of any debentures or borrowed moneys of any such person, the beneficial interest in which or right of repayment to which is not for the time being owned by any member of the Group, but the payment or repayment of which is the subject of a guarantee or indemnity by a member of the Group or is secured on the assets of any member of the Group;

(b) the outstanding amount raised by acceptances by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the Group, not being acceptances of, or acceptance

credits in relation to, trade bills for purchases of goods or services in the ordinary course of business and outstanding for six months or less;

(c) the principal amount of any debenture (whether secured or unsecured) of any member of the Group owned otherwise than by any other member of the Group;

(d) the principal amount of any preference share capital of any subsidiary undertaking owned otherwise than by any member of the Group; and

(e) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing (but so that any premium payable on final repayment of an amount not to be taken into account as moneys borrowed shall not be taken into account); but shall be deemed not to include:

(f) borrowings for the purposes of repaying the whole or any part of borrowings by any member of the Group for the time being outstanding and so to be applied within six months of being so borrowed, pending their application for such purpose within such period;

(g) borrowings for the purpose of financing any contract in respect of which any part of the price receivable by any member of the Group is guaranteed or insured by the Export Credits Guarantee Department of the Department of Trade and Industry or by any other institution fulfilling a similar function, to an amount not exceeding that part of the price receivable thereunder which is so guaranteed or insured; and

(h) amounts borrowed by a company before, and outstanding after, it becomes a subsidiary undertaking of the Company and amounts secured on an asset before, and remaining so secured after, it is acquired by any member of the Group, until six months after the company becomes a subsidiary undertaking of the asset is acquired, as the case may be.

(C) For the purposes of this Article:

(a) money borrowed by a partly-owned subsidiary undertaking and not owing to another member of the Group shall (notwithstanding paragraph (B) above) be taken into account subject to the exclusion of a proportion of it equal to the minority proportion, and money borrowed and owing to a partly-owned subsidiary undertaking by another member of the Group shall, subject to paragraph (B) above and to paragraph (b) below, be taken into account to the extent of a proportion of it equal to the minority proportion (and for the purpose of this sub-paragraph "minority proportion" means the proportion of the issued equity share capital of the partly-owned subsidiary undertaking which is not attributable, directly or indirectly, to the Company); and

(b) in the case of money borrowed and owing to a partly-owned subsidiary undertaking by another partly-owned subsidiary undertaking, the

proportion which would otherwise be taken into account under paragraph (a) above shall be reduced by excluding such part of it as is equal to the proportion of the issued equity share capital of the borrowing subsidiary undertaking which is not attributable, directly or indirectly, to the Company.

(D) For the purpose of making any such adjustments as are referred to in paragraph (A) (a) (i) above, any share capital which has been called up or is payable on a date within the following six months shall be treated as already paid up; and if any issue or proposed issue of shares by the Company for cash has been underwritten, those shares shall be deemed to have been issued and the amount (including any premium) of the subscription money payable in respect of them (other than any money payable more than three months after the date of allotment) shall, to the extent so underwritten, be deemed to have been paid up on the date when the issue was underwritten (or, if the underwriting was conditional, on the date when it became unconditional).

(E) A report by the Auditors as to the aggregate amount which may at any one time in accordance with the provisions of paragraph (A) of this Article be owing by the Company and its subsidiary undertakings without such sanction as aforesaid shall be conclusive in favour of the Company and all persons dealing with the Company.

(F) When the aggregate amount of borrowings required to be taken into account for the purposes of this Article on any particular day is being ascertained, any of such moneys denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent either:

(a) at the rate of exchange used for the conversion of that currency in the Company's latest audited consolidated balance sheet; or

(b) If no rate was so used, at the rate of exchange prevailing at the close of business in London on the date of that balance sheet; or

(c) where the repayment of such moneys is expressly covered by a forward purchase contract, currency option, back to back loan, swap or other arrangements taken out and entered into to reduce the risk associated with fluctuations in exchange rates, at the rate of exchange specified therein;

but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

(G) No debt incurred or security given in respect of moneys borrowed in excess of the limit hereby imposed shall be invalid or ineffectual except in the case of express notice to the lender or recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or

would thereby be exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

(H) Where the aggregate principal amount of borrowings required to be taken into account for the purposes of this Article on any particular date is being ascertained and under the terms of any borrowing the amount of money that would be required to discharge the principal amount thereof in full if it fell to be repaid (at the option of the Company or by reason of default) on such date is less than the amount that would otherwise be taken into account in respect of that borrowing for the purpose of this Article, the amount of that borrowing to be taken into account for the purposes of this Article shall be the lesser amount.

(I) In this Article, references to the latest audited consolidated balance sheet of the Group are to be taken, subject to paragraphs (J) and (K) below, as references to the latest audited consolidated balance sheet of the Group prepared for the purpose of the Act in accordance with the historical cost convention or that convention as applied with modifications.

(J) If the latest audited consolidated accounts of the Group do not include a balance sheet prepared for the purpose of the Act in accordance with the historical cost convention or that convention as applied with modifications, but do include a balance sheet prepared for that purpose in accordance with the current cost convention, references made above in this Article to the latest audited balance sheet of the Group are to be taken, subject to paragraph (K) below, as references to the latest audited consolidated balance sheet of the Group prepared for the purpose of the Act in accordance with the current cost convention but adjusted as the Auditors, after consultation with the Directors, consider appropriate to enable the aggregate amount referred to in paragraph (A) above to be calculated as though derived from a balance sheet prepared in accordance with the historical cost convention, or that convention as applied with modifications.

(K) In this Article, references to a consolidated balance sheet or profit and loss account are to be taken, in a case where the Company has no subsidiary undertakings, as references to the balance sheet or profit and loss account of the Company and, in a case where the Company has a subsidiary undertaking or subsidiary undertakings but there are no consolidated accounts of the Group, as references to the respective balance sheets or profit and loss accounts of the companies comprising the Group and, in a case where the Company has a subsidiary undertaking or subsidiary undertakings some only of whose balance sheets and profit and loss accounts are included in the consolidated accounts of the Group, as references to such consolidated balance sheet or consolidated profit and loss account together with the balance sheet or profit and loss account of the (or each) subsidiary undertaking whose balance sheet or profit and loss account is not included in the consolidated accounts of the Group; and references to the audited consolidated accounts of the Group shall be construed accordingly.

Register of Charges to be kept

103 The Directors shall keep a Register of Charges in accordance with the Act and the fee to be paid by any person other than a creditor or Member of the Company for each inspection of the Register of Charges to be kept under the Act shall be the sum of 5p.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Office of Director to be vacated

104 The office of a Director shall be vacated:

If he resigns

(i) If he delivers to the Board or to the Secretary a notice in writing of his resignation of his office of Director;

Ceases to be a Director

(ii) If he ceases to be a Director by virtue of any provision of the Act or becomes prohibited by law from being a Director;

Becomes bankrupt

(iii) If he becomes bankrupt, has an interim receiving order made against him or makes any arrangement or compounds with his creditors generally;

Suffers mental disorder

(iv) If an Order is made by any Court of competent jurisdiction on the ground of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his affairs or he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984;

Fails to attend meetings

(v) If not having leave of absence from the Directors he and his alternate (if any) fail to attend the meetings of the Directors for six successive months unless prevented by illness, unavoidable accident or other cause which may seem to the Directors to be sufficient and the Directors resolve that his office be vacated;

Is removed

(vi) If he is removed from office by notice in writing signed by all his co-Directors being not less than three in number (without prejudice to any claim for damages which he may have for breach of any contract of service between him and the Company); or

Executive office terminates

(vii) If in the case of a Director who holds any executive office his appointment as such is terminated or expires and the Directors resolve that his office be vacated.

Power of removal by Ordinary Resolution

105 In addition to any power of removal conferred by the Act, the Company may by Ordinary Resolution remove any Director before the expiration of his period of office (without prejudice to any claim for damages which he may have for breach of any contract of service between him and the Company) and may (subject to these Articles) by Ordinary Resolution appoint another person who is willing to act to be a Director in his place. Any person so appointed shall be treated, for the purposes of determining the time at which he or any other Director is to retire, as if he had become a Director on the day on which the person in whose place he is appointed, was last appointed or re-appointed a Director.

RETIREMENT, ELECTION AND APPOINTMENT OF DIRECTORS

Rotation and retirement of Directors

106 At the Annual General Meeting in every year there shall retire from office by rotation:

(A) all Directors who held office at the time of the two preceding Annual General Meetings and who did not retire by rotation at either of them; and

(B) if the number of Directors retiring under (A) above is less than one-third of the Directors or, if their number is not three or a multiple of three, less than the number which is nearest to but does not exceed one-third, such additional number of Directors as shall together with the Directors retiring under (A) above equal one-third of the Directors or, if their number is not three or a multiple of three, the number which is nearest to but does not exceed one-third.

Which Director to retire

107 Subject to the provisions of the Act and to the provisions of these Articles, the Directors to retire by rotation pursuant to Article 106(B) shall be those who have who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

Meeting to fill up vacancies and appoint Directors

108 Subject to the provisions of these Articles, the Company may by Ordinary Resolution appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, and may also so determine the rotation in which any additional Directors are to retire.

Retiring Director to remain in office until successor appointed

109 If the Company at any General Meeting at which a Director retires by rotation does not fill the vacancy, the retiring Director shall, if willing, be deemed to have been reappointed and shall continue in office until the dissolution of the Annual General Meeting in the next year, unless it is resolved not to fill the vacancy or a resolution for the reappointment of the Director is put to the meeting and lost.

Retiring Director at an Annual General Meeting

110 Subject as aforesaid, a Director who retires at an Annual General Meeting may be reappointed. If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

Appointment of Directors to be voted upon individually

111 A resolution for the appointment of two or more persons as Directors by a single resolution shall be void unless a resolution that it shall be so proposed has first been agreed to by the meeting without any vote being given against it.

Notice to propose new Directors

112 No person, other than a Director retiring by rotation, shall be appointed or reappointed a Director at any General Meeting unless:

(i) he is recommended by the Directors; or

(ii) not less than seven nor more than forty-two clear days before the date appointed for the meeting, notice executed by a Member (other than that person) qualified to vote at the meeting has been given to the Company of the intention to propose that person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed, be required to be included in the Company's Register of Directors together with notice executed by that person of his willingness to be appointed or reappointed.

No Director to retire on account of age

113 No person shall be or become incapable of being appointed a Director by reason of his having attained the age of seventy or any other age, nor shall any special notice be required in connection with the appointment or the approval of the appointment of such person and no Director shall vacate his office at any time by reason of the fact that he has attained the age of seventy or any other age and sub-sections (1) to (6) of Section 293 of the Act shall not apply to the Company. Where any General Meeting of the Company is convened at which, to the knowledge of the Directors, a Director will be proposed for appointment or reappointment who will, at the date of the meeting be seventy or more, the Directors shall give notice of his age in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings or any appointment or reappointment of that Director at that meeting.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

Meetings of Directors

114 (A) Subject to the provisions of these Articles, the Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit, and determine the quorum necessary for the transaction of business. Until otherwise determined by the Directors, two Directors shall constitute a quorum. Questions arising at any meeting shall be determined by a majority of votes. In case of an equality of votes the Chairman shall have a second or casting vote. One Director may, and the Secretary shall at the request of a Director, at any time summon a meeting of the Directors.

(B) A meeting of the Directors may consist of a conference between Directors some or all of whom are in different places provided that each director who participates in the meeting is able:

(i) to hear each of the other participating Directors addressing the meeting; and

(ii) if he so wishes, to address each of the other participating Directors simultaneously;

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this Article is adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of Directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of Directors is assembled or, if no such group is readily identifiable, at the place from which the Chairman of the meeting participates at the start of the meeting.

Notice of Board Meetings

115 Notice of Board Meetings shall be given to all Directors and shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent in writing to him at his last known address in the United Kingdom or any other address in the United Kingdom given by him to the Company for this purpose. It shall not be necessary to give notice of a meeting of the Directors to a Director who is not within the United Kingdom.

Chairman of Board

116 The Directors may elect a Chairman or Joint Chairman and one or more Deputy Chairmen of their meetings and determine the period for which he is or they are to hold office (and may at any time remove him or them), but if no such Chairman or Deputy Chairman is elected, or if at any meeting neither the Chairman nor a Deputy Chairman is present within five minutes of the time appointed for holding the same, the Directors present shall choose some one of their number to be Chairman of such meeting. Any Chairman or Deputy Chairman may also hold an executive office under the Company.

Board may act if quorum present

117 A duly convened meeting of the Directors for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers, and discretions for the time being vested in or exercisable by the Directors.

Resolution in writing

118 A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Directors and not being less than a quorum or by all the members of a Committee for the time being shall be as valid and effective for all purposes as a resolution of those Directors or that Committee passed at a meeting duly convened and held, and may consist of several documents in the like form each signed by one or more of the Directors or the said members of that Committee (including by means of facsimile transmission): Provided that such a resolution need not be signed by an alternative director if it is signed by the Director who appointed him and a resolution signed by an alternate director need not also be signed by his appointor.

Directors may appoint Committees

119 The Directors may delegate any of their powers to any Committee consisting of one or more Directors and (if thought fit) one or more other persons, (but a majority of the members of the Committee shall be Directors and no resolution of the Committee shall be effective unless a majority of those present when it was passed are Directors). Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied. Without prejudice to the foregoing, the power to delegate under this Article includes the power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any Director provided that, in relation to the determination of any fee, remuneration or other benefit to a Director holding any executive office, such Committee shall consist only of two or more non-executive Directors.

Committees subject to control of Directors

120 All committees shall in the exercise of the powers delegated to them and in the transaction of business, conform to any mode of proceedings and regulations which may be prescribed by the Directors, and subject thereto shall be governed by such of these Articles as regulate the proceedings of Directors, so far as they are capable of applying.

Minutes of Proceedings

121 The Directors shall cause minutes to be made of the following matters, namely:

(i) of all appointments of officers and Committees made by the Directors;

(ii) of the names of Directors present at every meeting of the Board or of Committees of Directors, and all business transacted at such meetings; and

(iii) of all orders, resolutions and proceedings of all meetings of the Company, of the holders of any class of shares or debentures in the Company, and of the Directors and Committees of Directors.

Any such minutes as aforesaid, if purporting to be signed by the Chairman of the meeting at which the proceedings were held, or by the Chairman of the next succeeding meeting shall be receivable as prima facie evidence of the matters stated in such minutes without any further proof.

Defective appointment of Directors not to invalidate their acts

122 All acts done by a meeting of the Directors, or of a Committee, or by any person acting as a Director or alternate director, shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any person or persons acting as aforesaid, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office be as valid as regards all persons dealing in good faith with the Company as if every such person had been duly appointed, and were duly qualified and had continued to be a Director and entitled to vote.

SECRETARY AND AUTHENTICATION OF DOCUMENTS

Secretary

123 The Secretary and any joint, deputy or assistant Secretary shall, subject to the provisions of the Act, be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit; and any Secretary so appointed may be removed by the Directors.

Authentication of documents

124 Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company (including its Memorandum and Articles of Association) and any resolutions passed by the Company or the Board or the Committee of Directors, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts.

PART V - DIVIDENDS AND MISCELLANEOUS

DIVIDENDS AND OTHER PAYMENTS

Declarations of dividends

125 Subject to the provisions of the Act and as hereinafter provided, the Company in General Meeting may by Ordinary Resolution declare dividends to be paid to the Members according to their respective rights and interests in the profits, but no dividend shall exceed the amount recommended by the Directors.

Dividends not to bear interest

126 No dividend or other moneys payable by the Company on or in respect of any share shall bear interest as against the Company unless otherwise provided by the rights attached to the share.

Dividends: how payable

127 Subject to the provisions of the Act and to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid up on the shares in respect whereof the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purpose of this Article as paid up on the share. Subject as aforesaid all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Dividends to joint holders

128 If several persons are registered as joint holders of any share, any one of such persons may give effectual receipts for all dividends and payments on account of dividends in respect of such share.

Interim dividends

129 Subject to the provisions of the Act, the Directors may from time to time declare and pay such interim dividends as appear to the Directors to be justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the Directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividend, but no interim or other dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to the Directors that the profits available for distribution justify the payment. Provided the Directors act in good faith, they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of any interim dividend on any shares having deferred or non-preferred rights.

Unclaimed dividends

130 All dividends, interest or other sums payable unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. All dividends unclaimed for a period of twelve years after having been declared shall be forfeited and shall revert to the Company. The payment of any unclaimed dividend, interest or other sum payable by the Company on or in respect of any share into a separate account shall not constitute the Company a trustee thereof.

To whom dividends belong

131 Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the

same shall be payable, subject to any lien of the Company, to the person(s) registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered notwithstanding any subsequent transfer or transmission of shares, but without prejudice to the rights inter se of transferors and transferees of any such shares in respect of such dividend. The Directors may pay the dividends payable on shares in respect of which any person is by transmission entitled to be registered as holder to such a person on production of such certificate and evidence as would be required if such a person desired to be registered as a Member in respect of such share.

Calls or debts may be deducted from dividends

132 The Directors may deduct from any dividend or other moneys payable to any Member on or in respect of a share all such sums as may be due from him to the Company on account of calls or otherwise in relation to shares of the Company.

Method of Payment

133 The Company may pay any dividend, interest or other sum payable in cash or by direct debit, bank transfer, cheque, dividend warrant, money order or in such other manner as the Directors may determine and may send the same by post to the Members or persons entitled thereto, and in case of joint holders or if two or more persons are jointly entitled to the share by reason of the death or bankruptcy of the Member or otherwise by operation of law, to the Member or such of those persons whose name stands first in the Register (or, in the case of persons entitled on death or bankruptcy, if their names are not entered in the Register, to such of those persons whose surname stands alphabetically first), or to such person and address as the holder or joint holders may direct in writing. Every cheque, warrant or order is sent at the risk of the person(s) entitled to the money represented by it and shall be made payable to the person(s) entitled or to such other person as the person(s) entitled may in writing direct and otherwise shall be in such form as the Directors consider appropriate. Payment of the cheque, warrant, order or, in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Company may from time to time consider sufficient by means of a relevant system shall be a good discharge to the Company. The Company may cease to send any cheque, warrant or order by post for any dividend payable on any shares in the Company which is normally paid in that manner if in respect of at least two consecutive dividends payable on those shares the cheque, warrant or order has been returned undelivered or remains uncashed but, subject to the provisions of these Articles, shall recommence sending cheques, warrants or orders in respect of dividends payable on those shares if the holder or the person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

Payment of dividends in specie

134 Any General Meeting declaring a dividend may direct payment of such dividend wholly or in part by the distribution of specific assets and in particular of paid-up shares or debentures of any other company, and the Directors shall give effect to any

such direction provided that no such distribution shall be made unless recommended by the Directors. Where any difficulty arises in regard to the distribution, the Directors may settle the same as they think expedient, and in particular may issue fractional certificates (or ignore fractions), and may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments may be made to any Members upon the footing of the value so fixed, in order to adjust the rights of all parties, and may vest any such assets in trustees upon trust for the persons entitled to the dividend as may seem expedient to the Directors.

Payment of scrip dividends

135 The Directors may, if authorised by an Ordinary Resolution of the Company, offer any holders of Ordinary Shares the right to elect to receive Ordinary Shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Directors) of any dividend or dividends; and any such offer may be made before or after such authorisation is given. The following provisions shall apply:

(i) For the purposes of this Article, an election may be made either in relation to a particular dividend or dividends or by way of mandate (by whatever name called - a "scrip dividend mandate") in relation to future dividends in respect of which the right to elect is offered; but no such election (whether or not by way of a scrip dividend mandate) shall be revoked in relation to a dividend unless prior to the latest time specified by the Directors for lodgement of elections in respect of that dividend notice of revocation is received by the Directors at such place and in such manner as is specified by the Directors for that purpose.

(ii) The entitlement of each holder of Ordinary Shares to new Ordinary Shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forego. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's Ordinary Shares, as derived from the Daily Official List of the London Stock Exchange plc, on the day on which the Ordinary Shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the Ordinary Resolution. A certificate or report by the Auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.

(iii) On or as soon as practicable after announcing that it is to declare or recommend any dividend, the Directors, if they intend to offer an election in respect of that dividend, shall also announce that intention, and shall, before or after determining the basis of allotment, if they decide to proceed with the offer, notify the holders of Ordinary Shares of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective; provided that the Directors shall not be required to notify any holder of Ordinary Shares in respect of whom there is a subsisting scrip dividend mandate.

(iv) The Directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

(v) The Directors may exclude from any offer any holders of Ordinary Shares where the Directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(vi) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Ordinary Shares in respect of which an election has been made (the "elected ordinary shares") and instead additional Ordinary Shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose the Directors shall capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account) whether or not the same is available for distribution as the Directors may determine, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on that basis and apply it in paying up in full and the appropriate number of unissued Ordinary Shares for allotment and distribution to the holders of the elected Ordinary Shares on that basis.

(vii) No fraction of any Ordinary Share shall be allotted. The Directors may make such provisions as they think fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the Company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any Member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of any such Member of fully paid Ordinary Shares and/or provisions whereby cash payments may be made to Members in respect of their fractional entitlements.

(viii) The Directors may in their absolute discretion amend, suspend or terminate any offer which is in operation.

(ix) The Directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter into an agreement with the Company providing for such capitalisation and incidental matters on behalf of all the Members interested, and any agreement so made shall be binding on all concerned.

(x) The additional Ordinary Shares when allotted shall rank pari passu in all respects with the fully-paid Ordinary Shares then in issue except that they will not be entitled to participation in the relevant dividend.

CAPITALISATION OF PROFITS

Capitalisation of profits, etc.

136 (A) The Directors may with the authority of an Ordinary Resolution of the Company:

(i) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not the same are available for distribution and including profits standing to any reserve) or any sum standing to the credit of the Company's share premium account or capital redemption reserve;

(ii) appropriate the profits or sum resolved to be capitalised to the Members in proportion to the nominal amount of Ordinary Shares (whether or not fully paid) held by them respectively which would (or in the case of treasury shares, which would if such shares were not held as treasury shares) entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend, and apply such profits or sum on their behalf, either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by such Members respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to such profits or sum, and allot and distribute such shares or debentures credited as fully paid up, to and amongst such Members, or as they may direct, in the proportion aforesaid, or partly in one way and partly in the other: Provided that the share premium account and the capital redemption reserve and any such profits which are not available for distribution may, for the purposes of this Article, only be applied in the paying up of unissued shares to be issued to Members credited as fully paid; and Provided that, in the case where any sum is applied in paying amounts for the time being unpaid on any shares of the Company or in paying up in full debentures of the Company, the amount of the net assets of the Company at that time is not less than the aggregate of the called up share capital of the Company and its undistributable reserves and would not be reduced below that aggregate by the payment thereof as shown in the latest audited accounts of the Company or such other accounts as may be relevant;

(iii) resolve that any shares allotted under this Article to any Member in respect of a holding by him of any partly paid Ordinary Shares shall, so long as such Ordinary Shares remain partly paid rank for dividends only to the extent that such partly paid Ordinary Shares rank for dividend;

(iv) where any difficulty arises with regard to any distribution of any capitalised reserve or other sum, settle the matter as they think expedient and in particular make such provision by the issue of fractional certificates (or by ignoring fractions) or by payment in cash

or otherwise as the Directors think fit for the case of shares or debentures becoming distributable under this Article in fractions;

(v) authorise any person to enter on behalf of all the Members concerned into an agreement with the Company providing for either:

(a) the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled upon such capitalisation;

(b) the payment up by the Company on behalf of such Members (by the application thereto of their respective proportions of the profits resolved to be capitalised) of the amounts or any part of the amounts remaining unpaid on their existing shares;

(any agreement made under such authority being thereupon effective and binding on all such Members); and

(vi) generally do all acts and things required to give effect to such resolution as aforesaid.

(B) (i) Where, pursuant to an employees' share scheme (within the meaning of Section 743 of the Act) the Company has granted options to subscribe for Ordinary Shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Act, the Directors may, on the exercise of any of the options concerned and payment of the subscription which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in sub-Article (A)(i) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly.

(ii) The provisions of sub-Article (A)(iii) to (vi) above shall apply mutatis mutandis to this sub-Article (B) (but as if the authority of an Ordinary Resolution of the Company were not required).

RECORD DATES

Record dates

137 Notwithstanding any other provision of these Articles, but without prejudice to the rights attached to any shares, the Company or the Board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before any date on which such dividend, distribution, allotment or issue is paid or made and on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared.

ACCOUNTS

Inspection of accounts and books and Register of Members

138 The Directors may from time to time determine whether and to what extent and at what time and place, and under what conditions or regulations the accounting records of the Company, or any of them, shall be open to the inspection of the Members, and no Member (other than a Director) shall have any right of inspecting any accounting record or other document of the Company except as conferred by statute or authorised by the Directors or by Ordinary Resolution of the Company in General Meeting. The Register shall be open for inspection by any Member or other person entitled to inspect the same, and any person other than a Member inspecting the same shall pay a fee of 5p.

Copy to be sent to Members

139 A copy of every profit and loss account and balance sheet, (including all documents required by law to be annexed to the balance sheet) which is to be laid before the Company in General Meeting, together with copies of the Directors' and of the Auditors' reports (or such documents which may be required or permitted by law to be sent in lieu) shall not less than twenty-one clear days before the date of the meeting be sent to every Member in any manner in which the Company may give notice to a Member specified in Article 144(B) (whether he is or is not entitled to receive notices of General Meetings of the Company), and to every holder of debentures of the Company (whether he is or is not so entitled), and to the Auditors Provided that if the Company is permitted by law to send to any Member, to any holder of debentures of the Company or to the Auditors any summary financial statement in lieu of all or any of such profit and loss account and balance sheet or other documents, this Article shall impose no greater obligation on the Company than that imposed by law; but this Article shall not require a copy of those documents to be sent to any Member or holder of debentures of whose address the Company is unaware or to more than one of the joint holders of any shares or debentures. The requisite number of copies of these documents shall at the same time be forwarded to the appropriate department of the UK Listing Authority.

SEALS

Provision for Seals and safe custody

140 The Directors shall provide a Common Seal for the Company and shall have power from time to time to destroy the same and to substitute a new seal in lieu thereof. The Directors may exercise the powers conferred on the Company by Section 40 of the Act with regard to having an Official Seal solely for sealing documents creating or evidencing securities of the Company. The Directors shall provide for the safe custody of the Seal.

Application of Seals

141 The Seal shall be used only by the authority of a resolution of the Directors or of a Committee of the Directors. The Directors may determine whether any instrument to which the Seal is affixed (or, in the case of share certificates, upon which the Seal is

printed) shall be signed, whether autographically or otherwise, and may so determine either generally or in relation to a particular instrument or type of instrument. Unless otherwise determined by the Directors:

(i) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the Seal in respect of any debentures or other securities, need not be signed, and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it; and

(ii) every other instrument to which the Seal is affixed shall be signed by one Director and by the Secretary or another Director.

Official Seal for use abroad

142 The Company may exercise the powers conferred by Section 39 of the Act with regard to having an official seal for use abroad, and such powers shall be vested in the Directors.

BILLS, NOTES, CHEQUES AND RECEIPTS

Signature of negotiable instruments

143 The Directors may draw, make, accept, or endorse, or authorise any other person or persons to draw, make, accept, or endorse any cheques, bills of exchange, promissory notes or other negotiable instruments, provided that every cheque, bill of exchange, promissory note or other negotiable instrument drawn, made or accepted shall be signed by such persons or person as the Directors may appoint for the purpose.

NOTICES

Service of notice

144 (A) Any notice to be given to or by any person pursuant to these Articles shall be in writing, or if the Directors so permit, given using electronic communications except that a notice calling a meeting of the Directors need not be either in writing or given using electronic communications.

(B) A notice may be served by the Company upon any Member, either personally or by leaving it or sending it through the post in a prepaid envelope addressed to such Member at his registered address, or at any other address in the United Kingdom which the Member shall have in writing given to the Company as his address for service, or by giving it using electronic communications to an address for the time being notified by the Member to the Company for that purpose. Notice is also to be treated as given to a Member where:-

(i) the Company and the Member have agreed that such notices to be given to that Member may instead be accessed by him on a web site;

(ii) that Member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:-

(a) the publication of the notice on a web site;

(b) the address of that web site;

(c) the place on that web site where the notice may be accessed, and how it may be accessed; and

(iii) where the notice in question is a notice of a meeting, the notice continues to be published on that web site throughout the period beginning with the giving of that notification and ending with the conclusion of the meeting, save that if the notice is published for part only of that period then failure to publish the notice throughout that period shall not invalidate the proceedings of the meeting where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the company to prevent or avoid and provided always that Article 59 shall apply to such notice as it does to any other notice of meeting.

When registered address not in the United Kingdom

145 Members whose registered address shall not be in the United Kingdom, and who shall not have given to the Company an address (not being an address for the purposes of electronic communications) for service of notices in the United Kingdom, shall not be entitled to receive any notices whatsoever.

Evidence of service

146 A notice or other document addressed to a Member at his registered address or address for service in the United Kingdom shall, if not shown to have been served earlier, be deemed to have been served, if served by post, at the latest within twenty-four hours if prepaid as first class and within forty-eight hours if prepaid as second class, after the same shall have been posted, and in proving such service it shall be sufficient to prove that the notice or document was properly addressed and duly posted. A notice contained in an electronic communication shall be deemed to have been given on the day following that on which it was sent or, in the case of the publication of a notice on a web site, on the day following that on which the Member is notified of such publication in accordance with Article 144(B). Proof that a notice contained in an electronic communication was sent in accordance with the Guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that notice was given. A Member present, in person or by proxy, at any meeting of the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

Notice to joint holders

147 All notices directed to be given to the Members shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register, and notice so given shall be sufficient notice to all the holders of such share.

Notice in case of death, bankruptcy or mental disorder

148 Service of a notice at the registered address or the address for service in the United Kingdom of any person whose name remains registered as the holder or joint holder of any share, shall notwithstanding the death, bankruptcy or mental disorder of such

person and whether or not the Company have notice of his decease, bankruptcy or mental disorder be deemed to be sufficient notice (as the case may be) to his executors or administrators, and to the survivor or survivors of the joint trustee in bankruptcy, curator bonis, guardian, receiver, holders, and to all persons interested in such share.

Notice by advertisement and entitlement to notice

149 (A) Except as otherwise expressly provided in these Articles, any notice required to be given by the Company to a Member shall be sufficiently given if given by advertisement. Any notice required to be, or which may be given, by advertisement shall be advertised once in a national daily newspaper published in the United Kingdom and shall be taken as given at noon on the day on which such advertisement appears.

(B) Notice of every General Meeting must be sent in the same manner as the Company may send notices under Article 144(B) except that if postal services in the United Kingdom are suspended or curtailed so that the Company is unable effectively to convene a General Meeting by notice sent through the post, then a General Meeting may be convened by notice advertised in at least two national daily newspapers published in the United Kingdom. Such notice shall be deemed to have been duly served on all Members entitled thereto at noon on the day when the advertisement appears. If it becomes possible to give notice by post at least seven clear days before the Meeting then the Company shall send a duplicate notice in the same manner as it may send notices under Article 144(B).

(C) Any notice to be given to a Member may be given by reference to the Register as it stands at any time within the period of 15 days before the notice is given; and no change in the Register after that time shall invalidate the giving of the notice.

(D) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register, has been given to the person from whom he derives his title; but this paragraph does not apply to a notice given under Section 212 of the Act.

UNTRACED SHAREHOLDERS

Untraced Shareholders

150 (A) The Company shall be entitled to sell at the best price reasonably obtainable any share or stock of a Member or any share or stock to which a person is entitled by transmission if:

(i) for a period of twelve years no cheque or warrant sent by the Company through the post in a pre-paid envelope addressed to the Member or to the person entitled by transmission to the share or stock at his address on the Register or other the last known address given by the Member or the person entitled by transmission to which cheques and warrants are to be sent has been cashed by the person entitled thereto and no communication has been received by the Company from the Member

or the person entitled by transmission provided that in any such period of twelve years the Company has paid at least three dividends whether interim or final and no such dividend has been claimed by the person entitled thereto; and

(ii) the Company has at the expiration of the said period of twelve years by advertisement in both a national daily newspaper published in the United Kingdom and in a newspaper circulating in the area in which the address referred to in paragraph (i) of this Article is located given notice of its intention to sell such share or stock; and

(iii) the Company has not during the further period of three months after the date of the advertisement or the later advertisement if the two advertisements are published on different dates and prior to the exercise of the power of sale received any communication from the Member or person entitled by transmission; and

(iv) the Company has first given notice in writing to the UK Listing Authority of its intention to sell such shares or stock.

To give effect to any such sale the Company may, in the case of a share in certificated form, appoint any person to execute as transferor an instrument of transfer of such share or stock and such instrument of transfer shall be as effective as if it had been executed by the holder of or person entitled by the transmission to such share or stock; and, in the case of a share in uncertificated form, the Company may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The Directors shall be entitled to register a transfer of shares in certificated form notwithstanding that no certificate representing the said shares shall be produced. The Company shall account to the Member or other person entitled to such share or stock for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account which shall be a permanent debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such Member or other person. Moneys carried to such separate account may either be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit. No interest shall be payable and no account need be made for any money earned in respect of the net proceeds.

(B) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in right of any share to which paragraph (A) of this Article applies (or in right of any share so issued), if the criteria in sub-paragraphs (i), (ii), (iii) and (iv) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of twelve years" were omitted from sub-paragraph (i) and the words " at the expiration of the said period of twelve years" were omitted from sub-paragraph (ii)).

DESTRUCTION OF DOCUMENTS

Destruction of documents

151 The Company may destroy:

(i) any share certificate which has been cancelled at any time after the expiry of one year from the date of such cancellation;

(ii) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two years from the date such mandate, variation, cancellation or notification was recorded by the Company;

(iii) any instrument of transfer of shares which has been registered at any time after the expiry of six years from the date of registration; and

(iv) any other document on the basis of which any entry in the Register is made at any time after the expiry of six years from the date an entry in the Register was first made in respect of it;

provided that any document referred to in this Article may be destroyed earlier than the relevant date authorised by paragraphs (i), (ii), (iii) and (iv) of this Article, but only if a permanent record of the document is made which is not destroyed before that date and it shall conclusively be presumed in favour of the Company that every share certificate so destroyed was a valid certificate duly and properly sealed and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company: Provided always that:

(a) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(b) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (a) above are not fulfilled; and

(c) references in this Article to the destruction of any document include references to its disposal in any manner.

DIVISION OF ASSETS IN SPECIE

Division in specie

152 The liquidator on any winding-up of the Company (whether voluntary or under supervision or compulsory) may with the authority of an Extraordinary Resolution and any other sanction required by the Insolvency Act 1986, subject to the provisions of the Act, divide among the Members in kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind, or shall consist of properties of different kinds, and for such purpose may set such value as he

deems fair upon any one or more class or classes of property, and may determine how such division shall be carried out as between Members or classes of Members but so that if any such division shall be otherwise than in accordance with the existing rights of the Members, every Member shall have the same right of dissent and other ancillary rights as if such resolution were a Special Resolution passed in accordance with the Act. The liquidator may, with like sanction, vest the whole or part of the assets in trustees upon such trusts for the benefit of the Members as he with the like sanction determines, but no Member shall be compelled to accept any assets upon which there is a liability. The power of sale of the liquidator shall include a power to sell wholly or partly for shares or debentures or other obligations of another company, either then constituted or about to be constituted for the purposes of carrying out the sale.

PROVISION FOR EMPLOYEES

Provision for employees on cessation or transfer of business

153 The Company shall exercise the power conferred upon it by Section 719 (1) of the Act only with the prior sanction of a Special Resolution. If at any time the capital of the Company is divided into different classes of shares, the exercise of such power as aforesaid shall be deemed to be a variation of the rights attached to each class of shares and shall accordingly require the prior consent in writing of the holders of three-fourths in nominal value of the issued shares of each class or the prior sanction of an Extraordinary Resolution passed at a separate meeting of the holders of the shares of each class convened and held in accordance with the provisions of Article 84.

INDEMNITY

Indemnity

154 Subject to the provisions of the Act, but without prejudice to any indemnity to which he may otherwise be entitled,

(A) Every Director, Secretary, other officer, employee and auditor of the Company shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses, damages and liabilities incurred by him in or about the execution of his duties or in relation thereto including (without prejudice to the generality of the foregoing) any liability incurred in defending any proceedings, whether civil or criminal, in which judgement is given in his favour or in which he is acquitted, or which are otherwise disposed of without any finding or admission of any material guilt or breach of duty on his part or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company; and

(B) The Directors may purchase and maintain insurance at the expense of the Company for the benefit of any Director, Secretary, other officer, employee and auditor of the Company against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or omitted to be done or alleged to have been done or omitted to be done as a Director, Secretary, other officer, employee or auditor.

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
01	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,976		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	568p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LISTS Address UK Postcode	Class of shares allotted Ordinary	Number allotted 4,976
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 11th August 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/MAT/Allot 4B
Tel: 01903 833394
DX number DX exchange

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	11	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18840		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	738p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees Europe Ltd Desig CESNOMS Part ID 277 Address 201 Deansgate MANCHESTER UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 14,362
Name F H F /Nominees/ Ltd Desig CSOS Part ID 846 Address 1 Park Lane LEEDS UK Postcode LS3 1EP	Class of shares allotted Ordinary	Number allotted 4,478
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 18,840

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 17.8.2004.

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/E8288 Tel: 01903 833004

DX number DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	16	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,914	243	8,137
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	528p	831p	568p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode	Class of shares allotted Ordinary	Number allotted 12,294
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 24. 8. 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/MAT/Allot 6 & 8
Tel: 01903 833394

DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	16	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,634	549	922
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	536p	548p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 24. 8. 2004

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway	
Worthing, West Sussex. BN99 6DA	
ESP/ExC/JN/9923	Tel: 01903 833280
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	16	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	559	25	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each Share *(including any share premium)*	568p	592p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Christopher David Clews 12 Bradbourne Road Grays UK Postcode RM17 6RH	Class of shares allotted Ordinary	Number allotted 379
Name Mr Christopher David Hallam Address 14 Deepdale Road Wollaton Nottingham UK Postcode NG8 2FU	Class of shares allotted Ordinary	Number allotted 2,221
Name Mr Barrie Malkin Address 24 Queensville Stafford UK Postcode ST17 4NJ	Class of shares allotted Ordinary	Number allotted 1,894
Name Mr Kevin John Whitehurst Address 5 Cheadle Road Tean Stafford UK Postcode ST10 4DR	Class of shares allotted Ordinary	Number allotted 195
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 24.8.2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway	
Worthing, West Sussex. BN99 6DA	
ESP/ExC/JN/9923	Tel: 01903 833280
DX number	DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	19	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	14722		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.38		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name F H F Nominees Limited Desig: CSOS Part ID:846 Address 1 PARK LANE LEEDS UK Postcode LS3 1EP	Ordinary	3907
Name TD WATERHOUSE NOMINEES (EUROPE) LIMITED Desig CESNOMS Part ID 277 Address 201 DEANSGATE MANCHESTER UK Postcode M3 3TD	Ordinary	10815
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	14722

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 24. 8. 2004

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./PCT/8430 Tel: 01903 833004